Exhibit 99.1

CAESARSTONE LTD.

Kibbutz Sdot-Yam, MP Menashe, 3780400, Israel

Tel: +972-4-636-4555

PROXY STATEMENT
_________________________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on November 17, 2021

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, October 4, 2021 – Caesarstone Ltd. (Nasdaq: CSTE) (“Caesarstone” or the “Company”), a leading developer and manufacturer of high quality engineered quartz surfaces, announced that an annual general meeting (the “Meeting”) of its shareholders will be held on November 17, 2021, at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel.

The Meeting is being called for the following purposes:

(1)          to re-elect Messrs. Ariel Halperin, Dori Brown, Roger Abravanel, Ronald Kaplan, Ofer Tsimchi, Shai Bober and Tom Pardo Izhaki to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;

(2)          to approve a grant of 50,000 options to purchase shares of the company to Mr. Yuval Dagim, the Company’s Chief Executive Officer.; and

(3)          to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2021, and its service until the annual general meeting of shareholders to be held in 2022 and to authorize the Company’s board of directors, upon recommendation of the audit committee of the Company, to determine the compensation of the independent auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year.

              (4)          Approval of the Management Services Agreement with Tene Growth Capital 3 Funds Management Company Ltd.; and

              (5)          renewal and/or grant of exemption and indemnification agreements by the company to its current and future officers, Directors and to its CEO including Directors’ who are Controlling Shareholder or associated with the Controlling Shareholder to the full extent permitted by the law, in accordance with the Company's Compensation Policy.

The board of directors unanimously recommends that shareholders vote in favor of each of the foregoing proposals, which will be described in a proxy statement related to the Meeting.

In addition, at the Meeting the shareholders will be asked to consider the Company’s audited financial statements for the year ended December 31, 2020.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote on such matters in accordance with their best judgment.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, no later than October 11, 2021. To the extent that there are any additional agenda items that the board of directors of the Company determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than October 18, 2021.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

The approval of Proposal Nos. 2, 4 and 5 (with respect to Our CEO and Directors’ who are Controlling Shareholder or associated with the Controlling Shareholder) are subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders who are not Controlling Shareholders of the Company or do not have a Personal Interest in approving the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

In connection with Proposal Nos. 2 and 5 (with respect to Our CEO), the Companies Law allows the board of directors of a company to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the company.

For the purposes of Proposal Nos. 2, 4 and 5 (with respect to Our CEO and Directors’ who are Controlling Shareholder or associated with the Controlling Shareholder):

A “Controlling Shareholder” is defined as any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Israeli Companies Law) of the company), including, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company. Two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “Personal Interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not indicate a response YES for confirm that you are NOT a controlling shareholder of the Company and do NOT have a personal interest in Proposal Nos. 2, 4 and 5 your shares will counted as Controlling Shareholder in the Company or as those having a Personal Interest in the applicable Proposal.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Only shareholders of record at the close of business on October 11, 2021, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted on at the Meeting, along with a proxy card enabling the shareholders to indicate their vote on each matter, will be mailed on or about October 15, 2021 to all shareholders entitled to vote at the Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com. Proxies must be submitted to the Company’s transfer agent, American Stock Transfer & Trust Company of New York, New York, no later 11:59 p.m. EST on November 16, 2021, or to our officers no later than 8:00 a.m. (Israel time) on November 17, 2021. Proxies delivered to the Company or to its transfer agent following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

In accordance with the Companies Law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, c/o Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by facsimile to +972-4-610-9331, no later than November 7, 2021. Any position statement received by the Company will be furnished to the SEC on Form 6-K and will be publicly available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS
Kibbutz Sdot-Yam, MP Menashe 3780400, Israel October 4, 2021	/s/ Ariel Halperin Dr. Ariel Halperin Chairman of the Board of Directors